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                                                                EXHIBIT NO. 01.2


FACTUAL DATA CORP.
5200 Hahns Peak Drive
Loveland, CO 80538

CONTACT:
Daena Lee
Factual Data Corp.
(970) 663-5700

FOR RELEASE ON:
July 9, 2001

           FACTUAL DATA CORP. RAISES OVER $5 MILLION IN EQUITY CAPITAL

LOVELAND, Colo., July 9, 2001...Factual Data Corp., (Nasdaq: FDCC), www.factualdata.com, a leading e-business provider of information solutions to businesses, government sponsored enterprises and individuals nationwide, announced today that it raised $5.2 million from the exercise of 725,759 Redeemable Common Stock Purchase Warrants ("Warrants"). Factual Data's Common Stock and Warrants were initially offered together as Units on the Common Stock at the Company's Initial Public Offering on May 13, 1998. Each Warrant entitled the holder to purchase one share of common stock at $7.15. The Warrants traded on the NASDAQ National Market under the symbol FDCCW and expired on June 30, 2001.

The net proceeds of the 725,759 exercised Warrants are estimated to be $5 million after payment of broker's fees and other expenses. The net proceeds will be used for acquisitions pursuant to the Company's consolidation plan, retirement of debt, technological development and working capital.

Jerry Donnan, chairman and chief executive officer, commented that, "The large number of Warrants that were exercised is indicative of the strength of our Company and of our plan. We have a proven track record of successful, profitable acquisitions and the best Web-based delivery platform in the industry." Donnan continued, "The market for our Web-based information services is vast and runs the gamut from mortgage and consumer credit reporting to portfolio scoring to fraud detection and so much more."

Factual Data Corp. is a Colorado-based e-business provider of information services to the mortgage and consumer lending industries, employers, landlords and other business customers located throughout the United States. The Company markets its services through its website, www.factualdata.com, and nationally through offices located in most major metropolitan areas. Factual Data's common stock trade on the NASDAQ National Market under the symbol FDCC. For more information visit www.factualdata.com.

"Safe Harbor" Statements under the Private Securities Litigation Reform Act of 1995 - With the exception of historical information, the matters discussed in this press release are forward looking statements that involve a number of risks and uncertainties. The actual future of the Company could differ significantly from those statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in interest rates; the effectiveness of the Company's marketing campaign; the response of the mortgage industry; strength of market demand for the Company's services; the effects of seasonality in the housing market; competition; the success of the Company's consolidation plan; the Company's ability to manage growth; and the Company's ability to successfully develop and market new report services. Please refer to documents that the Company files from time to time with the Securities and Exchange Commission for a discussion of certain factors that could cause actual results to differ materially from those contained in the forward-looking statements.

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